6714 NW 16th Street, Suite B

Gainesville, FL 32653

June 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Doris Stacey Gama

Re:	Cyclo Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 24, 2024
File No. 333-279703 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyclo Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on June 4, 2024, or as soon thereafter as is practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Sarah Hewitt of Fox Rothschild LLP at (212) 878-1435.

Thank you for your assistance in this matter. Should you have any questions, please call Ms. Hewitt.

Very truly yours,

/s/ N. Scott Fine
N. Scott Fine
Chief Executive Officer

cc:         Sarah Hewitt, Esq.